Exhibit 99.1

AirMedia Group Inc. Announces Results of 2013 Annual General Meeting and Appointment of Conor Yang as Audit Committee Chairman

Beijing, July 22, 2013 – AirMedia Group Inc. (“AirMedia” or the “Company”) (NASDAQ: AMCN), a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers, today announced that its 2013 annual general meeting of shareholders (the “AGM”) was held on July 18, 2013. During the meeting, all of the proposals submitted for shareholder’s approval were approved. Specifically, the shareholders adopted resolutions with respect to:

1.	An amendment to the articles of association of the Company, adding a new Article 77A which requires that the Company’s Directors be subject to retirement by rotation;

2.	The retirement and re-election of Directors of the Company.

On July 18, 2013, AirMedia’s board of directors appointed Mr. Conor Chia-hung Yang as Chairman of its audit committee, replacing Mr. Donglin Xia who retired from office and ceased to be a Director at the AGM.

About AirMedia Group Inc.

AirMedia Group Inc. (Nasdaq: AMCN) is a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers. AirMedia operates the largest digital media network in China dedicated to air travel advertising. AirMedia operates digital frames in 33 major airports and digital TV screens in 33 major airports, including most of the 30 largest airports in China. In addition, AirMedia sells advertisements on the routes operated by seven airlines, including the four largest airlines in China. In selected major airports, AirMedia also operates traditional media platforms, such as billboards and light boxes, and other digital media, such as mega LED screens.

In addition, AirMedia has obtained exclusive contractual concession rights until the end of 2014 to develop and operate outdoor advertising platforms at Sinopec’s service stations located throughout China.

For more information about AirMedia, please visit http://www.airmedia.net.cn.

Investor Contact:

Raymond Huang

Senior Director of Investor Relations

AirMedia Group Inc.

Tel: +86-10-8460-8678

Email: ir@airmedia.net.cn